KERRY

RECEIVED

2008 SEP -5 A 5: 20

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

08004796

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

SUPPL

1st September 2008.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

PROCESSED
SEP 10 2008
THOMSON REUTERS

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Brian Mehigan

Brian Mehigan,
Chief Financial Officer
KERRY GROUP PLC.

PROCESSED
SEP 10 2008
THOMSON REUTERS

RECEIVED
2008 SEP -5 A 5:20

Company	**KERRY GROUP PLC**
Free float calculation date	01/09/2008
Connected/interested party shareholdings (in	0.31%
Strategic, long term holdings (in aggregate)	23.79%
Free-float %	75.90%
Contact name in Kerry Group plc **Contact telephone:**	Brian Durran 00 353 66 718 2000
Contact e-mail:	brian.durran@kerry.ie

Kerry Group plc Voting Rights and Capital

In conformity with Rule 13.1 of the Interim Transparency Rules of the Financial Regulator, Kerry Group plc would like to notify the market of the following:

Kerry Group plc's issued share capital consists of 174,714,185 A Ordinary shares with voting rights.

The above figure (174,714,185) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Kerry Group plc under the Transparency (Directive 2004/109/EC) Regulations 2007 and the Interim Transparency Rules.

B Durran
GROUP SECRETARY

29/08/2008

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: Listing Applications, Irish Stock Exchange
The FSA

Date: 28 July, 2008

1. Name of *applicant*:

Kerry Group plc

2. Name of scheme

1986 Executive Share Option Scheme

3. Period of return:

From 1 January 2008 To 30 June 2008

4. Balance under scheme from previous return:

873,810

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

N/A

6. Number of *securities* issued/allotted under scheme during period (see LR3.5.7G):

22,600

7 Balance under scheme not yet issued/allotted at end of period

851,210

Name of contact Brian Durran

Address of contact Princes Street, Tralee, Co Kerry

Telephone number of contact 066 718 2212

Signed by Brian Durran

END